VIA EDGAR

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

December 21, 2021

Re:	Apis Cor Inc.
Amendment No. 2 to Offering Statement on Form 1-A
File No. 024-11666

Ladies and Gentlemen:

On behalf of Apis Cor Inc. (the “Company”), I hereby request qualification of the above-referenced offering statement 1:15PM, Eastern Time, on Friday, December 24, 2021, or as soon thereafter as is practicable.

Sincerely,

/s/ Anna Cheniuntai

Anna Cheniuntai

Chief Executive Officer

Apis Cor Inc.